August 28, 2009

Re:	MSC.Software Corporation Preliminary Proxy Statement on Schedule 14A Filed August 21, 2009 File No. 001-08722

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Evan S. Jacobson

Maryse Mills-Apenteng

Gentlemen:

On behalf of MSC.Software Corporation (the “Company”), and in connection with the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission (the “Preliminary Proxy Statement”), we write in response to the comment letter of the Staff (the “Staff”) of the Commission on the Preliminary Proxy Statement as transmitted to the Company in a letter dated August 28, 2009. For your convenience, we have restated your comments in bold type below.

Preliminary Proxy Statement

The Merger Agreement, page 47

Representations and Warranties, page 51

1.	We note your response to prior comment 1, and that your proposed language does not appear to include a clear statement of your disclosure responsibilities with regard to material contradictory information. As such, we reissue prior comment 1.

Response: The Company has modified its disclosure on page 51 of the Preliminary Proxy Statement in response to the Staff’s comment.

2.

We note your response to prior comment 3. The last two sentences of this paragraph still undermine and put into question the interpretation and reliability of a document that the Commission has required you to include with your proxy statement. As requested in

Securities and Exchange Commission	2	August 28, 2009

prior comment 3, please specifically identify which representations and warranties are subject to this language or delete this language.

Response: The Company has deleted the last two sentences of the paragraph in response to the Staff’s comment.

3.	Please delete the statement in the third sentence of the paragraph that the representations and warranties “may be subject to more recent developments,” or revise the sentence to clearly state that you have disclosed any material recent developments.

Response: The Company has deleted the statement in the third sentence of the paragraph in response to the Staff’s comment.

A revised draft of the proxy disclosure is enclosed.

We hope the foregoing responses fully address the Staff’s concerns. If you have any questions with respect to the foregoing, please do not hesitate to contact me at (650) 752-2004. You may also contact the Company’s counsel, John A. Mongelluzzo, at (513) 686-2806.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Ashfaq Munshi MSC.Software Corporation John A. Mongelluzzo MSC.Software Corporation William Chisholm Maximus Holdings Inc. Maximus Inc. Stephen Camahort Shearman & Sterling LLP

Cash Deposit

Pursuant to the terms of the merger agreement, on the business day prior to closing the merger, MSC will deposit $109,250,000 with the exchange agent. This cash will be used solely for purposes of paying a portion of the merger consideration.

Representations and Warranties

The merger agreement contains representations and warranties made by MSC to Parent and representations and warranties made by Parent to MSC. This description of the representations and warranties is included to provide MSC’s stockholders with information regarding the terms of the merger agreement. These representations and warranties have been made for the benefit of the other party to the merger agreement, were made as of a specific date and may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. Any specific material facts that qualify the representations and warranties in the merger agreement have been disclosed in this proxy statement or in the information incorporated by reference herein, as applicable. The representations and warranties in the merger agreement and the description of them in this proxy statement should be read in conjunction with the other information provided elsewhere in this proxy statement and in the documents incorporated by reference in this proxy statement. See the section entitled “Where You can Find More Information.”

In the merger agreement, MSC has made representations and warranties to Parent with respect to, among other things:

•	the due incorporation, valid existence, good standing, power and authority of MSC and its subsidiaries;

•	its corporate power and authority to enter into the merger agreement;

•	required regulatory filings, consent and approval of governmental entities;

•	absence of a breach of the charter, bylaws, law or material agreements as a result of the merger;

•	its capitalization and capital structure;

•	its ownership of all subsidiaries;

•	its SEC filings since January 1, 2008;

•	the accuracy of its financial statements;

•	the accuracy and compliance with applicable securities laws of information supplied by MSC in this proxy statement;

•	the absence of certain changes or events since December 31, 2008;

•	the absence of undisclosed material liabilities;

•	compliance with applicable laws;

•	the absence of material litigation;

•	personal and real property interests;

•	intellectual property matters;

•	tax matters;

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